Exhibit 99.3

                               PlanGraphics, Inc.
                  Code of Ethics for Senior Financial Officers


Senior financial officers hold an important and elevated role in corporate governance. While members of the management team, they are uniquely capable and empowered to ensure that all stakeholders' interests are appropriately balanced, protected and preserved. This Code provides principles to which PlanGraphics' Financial Officers are expected to adhere and advocate. They embody rules regarding individual and peer responsibilities, as well as responsibilities to employers, the public and other stakeholders. Our Senior Financial Officers agree by their signature below that they will:

     1. Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

     2. Will make all reasonable efforts to comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies as known to them and will make reasonable efforts to maintain or obtain a professional level of knowledge of applicable rules and regulations

     3. Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

     4. Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.

     5. Proactively promote ethical behavior among peers and subordinates in the work place

/S/ Fred Beisser
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(Signature)

Frederick G. Beisser
Senior Vice President--Finance